UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

REAL SPORTS INVESTMENTS, LLC
(Exact name of issuer as specified in its charter)

2711 CENTERVILLE ROAD, SUITE 400, WILMINGTON, DELAWARE, 19808
(State or other jurisdiction of incorporation or organization)

929 PORTLAND AVE SOUTH, SUITE 2103, MINNEAPOLIS, MN 55404
(Address, including zip code, and telephone number,including area code
of issuer's principal executive office)
MICHAEL MCGIRR, 929 PORTLAND AVE SOUTH, SUITE 2103, MINNEAPOLIS, MN 55404,
(617)967-2516
(Name, address, including zip code, and telephone number,including area code, of agent for service)
(Primary standard Industrial
26-1743651
(I.R.S. Employer Identification Number)

3949
Classification Code Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.
(2) Any engineering, management or similar report referenced in the offering circular.
(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; MICHAEL MCGIRR, BRYAN PRITZ, RANDY NEWSOM.

(b) the issuer's officers; MICHAEL MCGIRR, BRYAN PRITZ, RANDY NEWSOM.

(c) the issuer's general partners; MICHAEL MCGIRR, BRYAN PRITZ, RANDY NEWSOM.

(d) record owners of 5 percent or more of any class of the issuer's equity securities; N/A. SECURITIES OF REAL SPORTS INVESTMENT (RSI) HAVE NOT BEEN SOLD YET.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; N/A. SECURITIES OF REAL SPORTS INVESTMENT (RSI) HAVE NOT BEEN SOLD YET.

(f) promoters of the issuer; LLC UNITS OF REAL SPORTS INVESTMENTS WILL BE SOLD VIA THE WEBSITE: WWW.REALSPORTSINVESTMENTS.COM.

(g) affiliates of the issuer; LLC UNITS OF REAL SPORTS INVESTMENTS WILL BE SOLD BY REAL SPORTS INVESTMENT. THE LLC UNITS BEING SOLD WILL OWN A CONTRACT OWNED BY RSI. RSI WILL SELL THESE LLC UNITS OR SECURITES AND MAKE A COMMISSION FEE.

(h) counsel to the issuer with respect to the proposed offering; N/A

(i) each underwriter with respect to the proposed offering; N/A

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; N/A

(m) counsel to the underwriter. N/A

ITEM 2. Application of Rule 262

(a)State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

N/A

(b)If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

RSI INTENDS TO CREATE A MARKET FOR THESE LLC UNITS AND SELL THEM VIA THE WEB AT WWW.REALSPORTSINVESTMENTS.COM. RSI WILL CHARGE A BROKERAGE FEE TO INVESTORS/CUSTOEMRS WHO WANT TO PURCHASE THESE NON VOTING LLC UNITS THAT ONLY LAY CLAIM TO RANDY NEWSOM'S MAJOR LEAGUE EARNINGS. RSI WILL MAKE MONEY VIA A COMMISSION FEE, SELLING THESE NON-VOTING LLC UNITS THAT ONLY HAVE A CLAIM ON RANDY NEWSOM'S MAJOR LEAGUE EARNINGS.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

RSI HAS NOT HAD NET INCOME FROM OPERATIONS.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

THE SECURITES WILL BE SOLD IN THE UNITED STATES OF AMERICA. THESE SECURITES WILL BE OFFERED BY REAL SPORTS INVESTMENTS. THESE SECURITES SALES ARE PENDING UPON THE APPROVAL OF THE SEC'S APPROVAL OF THIS EXEMPTION PROVIDED BY REGULATION A.

(b)List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

NON-VOTING LLC UNITS OF RSI THAT ONLY LAY CLAIM TO A PERCENTAGE OF RANDY NEWSOM'S FUTURE MAJOR LEAGUE EARNINGS WILL ONLY BE OFFERED BY RSI. THESE SECURITIES WILL ONLY BE ABLE TO BE TRADED AT RSI'S ONLINE TRADING PLATFORM LCOATED AT: WWW.REALSPORTSINVESTMENTS.COM

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

RSI HAS NOT SOLD ANY SECURITIES AND IS PENDING THE SALE OF SECURITIES BASED ON THE VALIDATION, APPROVAL, OR ACCEPTANCE BY THE SEC OF THIS FILING.

(1) the name of such issuer;

N/A

(2)the title and amount of securities issued;

N/A

(3)the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

N/A

(4)the names and identities of the persons to whom the securities were issued.

N/A

(b)As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c)Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

YES. IF RSI IS ABLE TO RELY ON THIS EXEMPTION PROVIDED BY REGULATION A, THEN RSI WILL SELL OTHER LLC UNITS THAT LAY CLAIM TO ANOTHER PROFESSIONAL ATHLETE'S FUTURE MAJOR LEAGUE EARNINGS. THESE LLC UNITL WILL HAVE A DIFFERENT NAME, LAY CLAIM TO A DIFFERENT CONTRACT WITH A DIFFERENT PROFESSIONAL ATHELTES, THEY WILL BE SOLD AT A DIFFERENT PRICE, AND THEY WILL LAY CLAIM TO A DIFFERENT PERCENTAGE OF THAT CONTRACT WITH THE PROFESSIONAL ATHLETS.

RSI HAS BEEN CONTACTED BY MANY ATHLETES WHO WITH TO ENGAGE IN A CONTRACT WITH RSI SO THAT RSI MAY FIND AND PROVIDE THAT ATHLETE WITH A MARKET TO SELL HIS FUTURE MAJOR LEAGUER EARNINGS.

THESE FUTURE OFFERINGS WILL BE SIMILAR IN NATURE, BUT DIFFERENT BECAUSE THEY WILL LAY CLAIM TO A COMPLETELY DIFFERENT CONTRACT OWNED BY RSI.

ITEM 7. Marketing Arrangements

(a)Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1)To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

RSI WILL ONLY SELL A MAXIMUM OF 5% OF ANY OFFERING TO ANY INVESTOR/CUSTOMER. RSI DOES NOT WANT ANY INVESTOR, INVESTING TOO

MUCH IN ANY ONE ATHLETE. RSI ALSO DOES NOT WANT ANY INVESTOR/CUSTOMER TO OWN TOO MUCH OF ANY ONE ATHLETE BECAUSE WE DO NOT WANT THE ATHLETE TO FEEL AS THOUGH HE HAS TO ANSWER TO ANY ONE INVESTOR/CUSTOMER.

(2)To stabilize the market for any of the securities to be offered;

N/A

(3)For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

RSI WILL SELL NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM VIA A BEST EFFORTS. RSI'S CONTRACT WITH RANDY NEWSOM IS VALUED AT $50,000. THAT $50,000 WILL BE SOLD IN THE FORM OF SHARES. SHARES WILL BE PRICED AT $23.69/NON VOTING LLC UNIT THAT ONLY LAYS CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM. RSI WILL CHARGE A COMMISSION OF $3.00 PER SHARE SOLD. THE SHARES SOLD WILL NOT HAVE A CLAIM ON RSI'S EARNINGS, ONLY THE PROCEEDS PAID BY THE RSI'S CONTRACT WITH RANDY NEWSOM. THERE WILL ALSO BE A $0.69 CHARGE PER SHARE SOLD IN ORDER TO PAY A THIRD PARTY ONLINE PAYMENT PROCESSOR. THE AGGREGATE OF THOSE SHARES WILL CLAIM 4% OF RANDY'S FUTURE MAJOR LEAGUE EARNINGS. SEE CONTRACT ATTACHED IN APPENIX A. IF RSI CAN ONLY SELL $25,000 WORTH OF LLC UNITS, THEN THE AGGREGATE OF THOSE LLC UNITS WILL ONLY LAY CLAIM TO 2% OF RSI'S CONTRACT WITH RANDY NEWSOME. SHARES WILL BE SOLD ON A PERCENTAGE CLAIM TO THE CONTRACT OWNED BY RSI.

(b)Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

MICHAEL MCGIRR, PRESIDENT AND CEO OF REAL SPORTS INVESTMENTS LLC PREPARED THIS ENTIRE FORM 1-A. NO EXPERTS WERE INVOLVED IN THE PREPERATION OF THIS FORM 1-A.

ITEM 9. Use of a Solicitation of Interest Document
Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.
GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

REAL SPORTS INVESTMENTS, LLC
(Exact name of Company as set forth in Charter)
Type of securities offered: N-VOTING COMMON STOCK THAT HAS A CLAIM ON RSI'S CONTRACT WITH RANDY NEWSOM

Maximum number of securities offered: 2,500

Minimum number of securities offered: 1

Price per security: $ 23.69

Total proceeds: If maximum sold: $ 59,225.00 If minimum sold: $ 23.69
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? 15.00 %

Is there other compensation to selling agent(s)? [] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
______	______	______
______	______	______
______	______	______

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of _55___ pages.

THE COMPANY

1. Exact corporate name: REAL SPORTS INVESTMENTS, LLC
State and date of incorporation: DELAWARE, 01/05/2008
Street address of principal office: 929 PORTLAND AVE SOUTH, SUITE 2103, MINNEAPOLIS, MN, 55404
Company Telephone Number: (617) 967-2516
Fiscal year: 06 (month) 01 (day)
Person(s) to contact at Company with respect to offering:
MICHAEL MCGIRR, FOUNDER, PRESIDENT AND CEO
Telephone Number (if different from above): ______

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1)IF THE RANDY NEWSOM GETS HURT OR INJURED
(2)IF RANDY NEWSOM LOSES MOTIVATION TO PLAY AND COMPETE
(3)IF RANDY NEWSOM'S PERFORMANCE DETERIORATES
(4)IF RANDY NEWSOM'S FUTURE EARNINGS POTENTIAL IS LIMITED BY ANY REASON
(5)IF RANDY DEVELOPES CONFIDENCE PROBLEMS OR ISSUES
(6)IF RANDY FAILS TO DEVELOP AND IMPROVE AS A PLAYER
(7)IF RANDY'S COMPETITION IMPROVES AT A FASTER RATE THAN HE DOES
(8)IF MAJOR LEAGUE BASEBALL OR THE MAJOR LEAGUE BASEBALL PLAYERS ASSOCIATION PROHIBITS RANDY OR ANY OTHER ATHLETE FROM SELLING HIS FUTURE EARNINGS TO REAL SPORTS INVESTMENTS, LLC.
(9)IF THE INVESTOR CANNOT SELL HIS OR HER SHARES BECAUSE THERE ARE NO WILLING BUYERS.
(10)IF AN INVESTOR CHOOSES TO INVEST UP TO 5% IN ANY GIVEN ATHLETE AND DOES NOT DIVERSIFY HIS OR HER RISK ADEQUATELY

(11) IF THE ATHLETE DOES NOT ADHERE TO HIS CONTRACT WITH RSI AND DOES NOT PAY RSI.
(12)______________________________
(13)______________________________
(14)______________________________
(15)______________________________
(16)______________________________

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a)Describe in detail *what* business the Company does and proposes to do, including what product or good are or will be produced or services that are or will be rendered.

REAL SPORTS INVESTMENTS, LLC IS IN BUSINESS TO IMPROVE THE LIVES OF PROFESSIONAL ATHLETES. REAL SPORTS INVESTMENT, LLC (RSI) ALSO WANTS TO PROVIDE FANS WITH AN ENHANCED SPECTATING EXPERIENCE.

RSI WILL BE IN VALUING AND SELLING THE FUTURE EARNINGS OF PROFESSIONAL ATHLETES. RSI WILL ENGAGE IN CONTRACTS WITH PROFESSIONAL ATHLETES WHO ARE IN DIFFICULT FINANCIAL POSITIONS CURRENT, AND WHO FACE A TREMENDOUS AMOUNT OF RISK WITH REGARDS TO THEIR FUTURE EARNINGS POTENTIAL. THESE RSI-PLAYER CONTRACTS WILL STATE THAT RSI WILL PAY THE ATHLETES AN AGREED UPON AMOUNT OF MONEY IN EXCHANGE FOR A PERCENTAGE OF THEIR FUTURE MAJOR LEAGUE PAYCHECK. RSI WILL VALUE EVERY PLAYER'S FUTURE EARNINGS USING A PROPRIETARY EARNINGS VALUATION MODEL. RSI WILL OWN THIS CONTRACT WITH THE ATHLETE. RSI WILL THEN SELL AN OWNERSHIP STAKE IN THE COMPANY IN THE FORM OF NON-VOTING LLC UNITS THAT ONLY HAVE A CLAIM ON THE FUTURE EARNINGS OF ONE PARTICULAR ATHLETE.

RANDY NEWSOM WILL BE THE FIRST PLAYER RSI SELLS SHARES OF. RSI SIGNED A CONTRACT WITH RANDY NEWSOM. RSI AGREES TO PAY RANDY NEWSOM $50,000 IN EXCHANGE FOR 4% OF RANDY'S FUTURE MAJOR LEAGUE BASEBALL CONTRACT INCLUDING BONUSES. RSI OWNS 4% OF RANDY NEWSOM'S FUTURE EARNINGS, AND WILL BE SELLING LLC UNITS THAT LAY CLAIM TO THAT 4% OF RANDY NEWSOM'S FUTURE EARNINGS. RSI OWNS THE CONTRACT, AND WILL SELL SHARES IN THE FORM OF LLC UNITS TO WILLING INVESTORS AND OR CUSTOMERS VIA ITS WEBSITE WWW.REALSPORTSINVESTMENTS.COM. RSI

INTENDS TO TARGET SPORTS FANS DUE TO THE FACT THAT THEY WILL HAVE THE MOST KNOWLEDGE AND INTEREST IN A SECURITY SUCH AS THIS.
AS RANDY NEWSOM'S EARNINGS POTENTIAL INCREASE, SO WILL THE VALUE OF THESE LLC UNITS.

RSI INTENDS TO SELL OFFERINGS OF OTHER ATHLETES AFTER RSI SELLS RANDY NEWSOM'S FUTURE EARNINGS. IT IS RSI'S VISION AND GOAL TO CREATE A MARKET WHERE THE FUTURE EARNINGS OF PROFESSIONAL ATHLETES ARE TRADED FREELY VIA THE WEB. BY CREATING THIS MARKET, RSI WILL BE BOTH HELPING PROFESSIONAL ATHLETES WHO ARE FACING FINANCIAL HARDSHIPS AS WELL AS ALLOWING FANS TO PURCHASE AN INTEREST IN AN ATHLETES' FUTURE. INVESTOR/CUSTOMERS WILL BENEFIT BECAUSE THEY WILL BE MORE CLOSELY LINKED TO THEIR FAVORITE PLAYERS, TEAMS, AND SPORTS. INVESTORS/CUSTOMERS WILL ALSO BENEFIT BECAUSE THEY WILL NOW HAVE A VESTED INTEREST IN CERTAIN ATHLETES. THEY WILL BE ABLE TO FOLLOW THESE PLAYERS AS THEY NAVIGATE THROUGH THERE RESPECTIVE MINOR LEAGUES. THEY ALSO FACE THE POSSIBILITY OF MAKING MONEY IF THEY INVEST IN THE ATHLETES WHO SIGN LARGE CONTRACTS IN THE MAJOR LEAGUES. PLAYERS WILL BENEFIT BECAUSE THEY WILL BE ABLE TO MITIGATE SOME OF THE RISK THAT THEY INHERENTLY FACE AS A PROFESSIONAL ATHLETE.

RSI WILL MAKE MONEY BY PROVIDING ATHLETES AND FANS WITH THIS SERVICE. A 15% BROKERAGE FEE WILL BE CHARGED TO ANY INVESTOR/CUSTOMER WHO PURCHASES A SHARE. RSI ALSO INTENDS TO PASS ALONG ANY OTHER TRANSACTIONS COST TO THE CUSTOMER/INVESTOR, SUCH AS ONLINE PAYMENT FEES.

(b)Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

CONTRACTS WITH PROFESSIONAL ATHLETES WILL BE NEGOTIATED BY RSI'S MANAGEMENT TEAM AND PROFESSIONAL ATHLETES AND THEIR REPRESENTATION. WHEN A PLAYER PLAYS IN HIS RESPECTIVE MAJOR LEAGUES, THE CONTRACT IS VALID AND WILL CLAIM A PERCENTAGE OF HIS PAYCHECK. MONEY WILL BE MOVED FROM THE ATHLETE'S EMPLOYER TO RSI'S OPERATING ACCOUNT RSI WILL THEN DISTRIBUTE THE MONEY TO THE CURRENT OWNERS OF THE LLC UNITS THAT LAY CLAIM TO THE SPECIFIC CONTRACT THAT COINCIDES WITH THE ATHLETE'S EARNINGS. RSI INVESTORS/CUSTOMER WILL BE ABLE TO CHOOSE IF THEY WANT THE MONEY TO BE RECEIVED AS A CREDIT TO THEIR RSI ACCOUNT, OR IF THEY WOULD LIKE TO RECEIVE THE MONEY IN THE FORM OF A CHECK MAILED TO THEIR ADDRESS.

RSI INTENDS TO BEGIN SELLING SHARES OF RANDY NEWSOM UPON VALIDATION THAT WE ARE COMPLYING WITH THE SECURITIES COMMISSION EXCHANGE. RSI WANTS TO PROVIDE ITS INVESTORS WITH AS MUCH INFORMATION AS POSSIBLE SO THAT THIS VALUABLE PROCESS CAN OCCUR AND HELP ATHLETES AND FANS RESPECTIVELY. RSI WILL NOT BE ABLE TO PROVIDE THIS SERVICE TO ATHLETES OR FANS IF WE ARE NOT ADEQUATELY PROTECTED FROM POTENTIAL LAWSUITS REGARDING IMPROPER FILING WITH THE SEC OR ANY STATE GOVERNMENT. DUE TO THIS FACT, RSI WILL BEGIN SELLING SHARES OF RANDY NEWSOM AFTER THIS FORM 1-A IS ACCEPTED, APPROVED, OR ABLE TO BE RELIED UPON IN ORDER TO SELL LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM.

A SUPPLY OF PLAYERS IS ESSENTIAL TO RSI'S BUSINESS MODEL. CURRENTLY, RSI ONLY HAS A FIRM CONTRACT WITH RANDY NEWSOM. RSI HAS SIGNED A CONFIDENTIALITY AND EXCLUSIVITY AGREEMENT WITH DOZENS OF OTHER MINOR LEAGUE BASEBALL PLAYERS WHO ARE AWAITING THE SUCCESS OF RSI'S INITIAL OFFERING OF RANDY NEWSOM. A CONTINUAL SUPPLY OF PLAYERS WILL BE PARAMOUNT TO RSI'S LONG TERM SUCCESS. HOWEVER, IT WILL NOT AFFECT THE OFFERING OF NON-VOTING LLC UNITS THAT LAY CLAIM TO RANDY NEWSOM'S FUTURE EARNINGS.

(c)Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

RSI WILL BE SELLING SECURITIES. THESE SECURITIES HAVE A CLAIM ON A PROFESSIONAL ATHLETE'S EARNINGS, SO RSI'S INDUSTRY WILL BE A MIX OF THE FINANCIAL SERVICES INDUSTRY, AS WELL AS THE FANTASY SPORTS INDUSTRY.

RSI WILL BE TARGETING FANTASY SPORTS FANS AND CONSUMER BECAUSE RSI BELIEVES THAT FANTASY SPORTS ARE POPULAR BECAUSE IT ALLOWS FANS TO BECOME CLOSER TO PLAYERS, TEAMS, AND SPORTS. RSI WILL BE ABLE TO PROVIDE FANS/CUSTOMERS/INVESTORS WITH THE ABILITY TO BECOME CLOSER TO THEIR FAVORITE PLAYERS, TEAMS, AND SPORTS, WHILE HELPING PROFESSIONAL ATHLETES' FINANCIAL SITUATIONS.

RSI WILL BE SELLING AND ADVERTISING VIA THE INTERNET. WE WILL BE TARGETING THE SPECIFIC REGIONS THAT WE BELIEVE WOULD BE MOST INTERESTED IN PURCHASING SHARE OF PARTICULAR PLAYERS. FOR EXAMPLE, RANDY NEWSOM PLAYS FOR THE CLEVELAND INDIAN'S ORGANIZATION SO RSI WILL BE TARGETING BASEBALL FANS IN OHIO.

RSI WILL BE PIONEERING A NEW INDUSTRY, SO CURRENTLY THERE ARE NOT OTHER COMPETITORS IN THIS INDUSTRY. RSI ANTICIPATES FUTURE COMPETITION BASED ON LEVEL OF SERVICE AND SECURITY.

RSI'S FIRST OFFERING OF RANDY NEWSOM IS PRICED AT $20 PER SHARE. 2,500 TOTAL SHARES WILL BE SOLD. RSI INTENDS TO SELL MORE DIFFERENT OFFERINGS OF DIFFERENT PLAYERS. PRICES PER SHARE WILL RANGE BETWEEN $5/SHARE AND $50/SHARE. THE RELATIVE CLAIM ON A PLAYERS FUTURE EARNINGS PERCENTAGE WILL VARY BASED ON THE OFFERING. IT IS RSI'S GOAL TO MAKE SHARE PRICES RELATIVELY LOW IN COST SO THAT WE ARE NOT PROHIBITING LESS WEALTHY BUT ADEQUATELY KNOWLEDGEABLE CUSTOMER/INVESTORS FROM PURCHASING AN INTEREST IN AN ATHLETE.

THE VALUE OF ANY ATHLETE'S OFFERING ARE DETERMINED BY RSI'S PROPRIETARY VALUATION MODEL. RSI WILL VALUE A PLAYER'S MAJOR LEAGUE

EARNINGS BASED HOW OLD THE PLAYER IS, HOW SUCCESSFUL HE HAS BEEN, PROFESSIONAL SCOUTING REPORTS, WHAT ORGANIZATION THE PLAYER PLAYS IN, IF THE PLAYER WENT TO COLLEGE OR NOT, THE PLAYERS PREVIOUS YEAR'S STATISTICS, THE PLAYER'S MEDICAL HISTORY, THE PLAYER'S REPUTATION, AS WELL AS ANY OTHER INFORMATION THAT IS GENERALLY KNOWN ABOUT THE PLAYER VIA THE INTERNET.

RSI WILL EVENTUALLY BE COMPETITION WITH FANTASY SPORTS COMPANIES THAT ENTER INTO THIS NEWLY FORMED INDUSTRY. COMPETITION WILL ARISE FROM VERY WELL FUNDED AND WELL MANAGEMENT COMPANIES. RSI WILL BE ABLE TO COMPETE WITH THEM BECAUSE WE WILL HAVE THE FIRST MOVER ADVANTAGE AND WE WILL BEGIN TO BUILD A COMMUNITY AND NETWORK WHERE ALL THE BUYERS AND ALL THE SELLERS ARE IN ONE PLACE.

RANDY NEWSOM FACES TREMENDOUS COMPETITION. HE IS IN THE CLEVELAND INDIAN'S SYSTEM AS A PITCHER. HE HAS DISTINGUISHED HIMSELF IN THE INDIAN'S ORGANIZATION THROUGH HIS ON-FIELD PERFORMANCE.

A VIDEO OF RANDY PITCHING CAN BE LOCATED HERE:
WWW.YOUTUBE.COM/WATCH?V=ZHTT8MDCJAG

RANDY'S 2007 SEASON STATISTIC CAN BE LOCATED HERE:
HTTP://WEB.MINORLEAGUEBASEBALL.COM/MILB/STATS/STATS.JSP?N=RANDY%20NEWSOM&POS=P&SID=MILB&T=P_PBP&PID=457963

RANDY'S CAREER STATISTICS CAN BE LOCATED HERE:
HTTP://MINORS.BASEBALL-REFERENCE.COM/PLAYERS.CGI?PID=25365

MORE INFORMATION CAN BE FOUND ON RANDY BY SIMPLY GOOGLING RANDY NEWSOM.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

ONCE RSI HAS FILED THE APPROPRIATE DOCUMENTS WITH THE SEC, RSI WILL CONTACT THE FOLLOWING MEDIA OUTLETS: THE NEW YORK TIMES, THE FINANCIAL TIMES, ESPN SPORT CENTER, ESPN THE MAGAZINE, THE TODAY SHOW, BASEBALL PROSPECTUS.COM, MINOR LEAGUE BASEBALL.COM, AND MANY OTHER REGIONAL NEWSPAPERS. RSI HAS CONTACTS WITH ALL OF THESE MEDIA OUTLETS. ADDITIONAL MARKETING EFFORTS WILL BE FOCUSED ON PEOPLE WHO PLAY FANTASY BASEBALL AND PEOPLE WHO ARE AVID CLEVELAND INDIANS FANS. ALL SALES OF NON-VOTING LLC UNITS THAT LAY CLAIM TO RANDY NEWSOM'S FUTURE EARNINGS WILL BE SOLD VIA RSI AT WWW.REALSPROTSINVESTMENTS.COM.

SEE APPENDIX B FOR SURVEY RESULTS OF A MARKET RESEARCH STUDY CONDUCTED IN THE SUMMER OF 2006.

SALES OF LLC UNITS TO ANY INVESTOR/CUSTOMER WILL BE LIMITED TO 5% OF THE TOTAL OFFERING. PLEASE REFER TO THE PLAYER RSI CONTRACT REFERRED TO IN APPENDIX B.

(e)State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $____N/A____
(a recent date)

As of ____/____/____ $____N/A____
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f)State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

RSI CURRENTLY HAS THREE EMPLOYEES. WE HAVE HAD OVER TWENTY REQUESTS FROM INTERESTED PARTIES LOOKING FOR EMPLOYMENT. IN THE NEXT 12 MONTH, RSI ANTICIPATES EXPLOSIVE GROWTH. WE EXPECT TO HAVE THIRTY EMPLOYEES BY DECEMBER OF 2008.

NO EMPLOYEES ARE SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS AND CURRENTLY THERE IS NO EXPECTATION OF EMPLOYEES STRIKING.

CURRENTLY ALL THREE EMPLOYEES ARE OWNERS. NO SUPPLEMENTAL BENEFITS OR INCENTIVE PROGRAMS ARE NEEDED BASED ON THE CURRENT OWNERSHIP STRUCTURE.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

RSI DOES NOT OWN ANY PROPERTY, PLANT, EQUIPMENT, OR INTELLECTUAL PROPERTY. RSI OWN A CONTACT WITH RANDY NEWSOM. THAT CONTRACT IS THE ONLY ASSET THAT RSI OWNS. THAT ASSET WILL ONLY HAVE VALUE IS RANDY MAKES THE MAJOR LEAGUES. RSI WILL BE SELLING THAT ASSET TO INVESTOR/CUSTOMERS VIA NON VOTING LLC UNITS THAT LAY CLAIM TO RANDY NEWSOM'S FURUTE EARNINGS.

RSI DOES NOT INTEND TO PURCHASE ANY PROPERTY IN THE NEXT 12 MONTHS.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

RSI WAS UNABLE TO OBTAIN A BUSINES METHOD PATENT DUE TO A POSITIVE PRIOR ART SEARCH. RSI WILL BE UNABLE TO DEPEND ON PATENTS.

RSI DOES HAVE A PROPRIATY PLAYER VALUATION MODEL THAT IS USED TO VALUE THE FUTURE MAJOR LEAGUE EARNINGS OF PROFESSIONAL ATHELTES. THIS MODEL IS THE BASIS OF RSI'S PRICING STRATEGY. IF PRICES ARE TOOL LOW, THE ATHLET WILL NOT ENGAGE IN A CONTRACT WITH RSI. IF THE PRICES ARE TOO HIGH, THEN INVESTOR/CUSTOMER WILL NOT PURCHASE THE LLC UNITS.

RSI ALSO USES A CONFIDENTIALITY AND EXCLUSIVITY AGREEMENT IN ORDER TO SECURE A SUPPLY OF FUTURE ATHLETES. THAT AGREEMENT IS ATTACHED IN APPENDIX C.

CONTRACTS RSI SIGNS WITH ATHLETES HAVE NO EXPIRATION DATE AND ARE VALID IN PERPETUITY.

RSI DOES NOT PLAN ON SPENDING ANY RESOURCES ON RESEARCH AND DEVELOPMENT IN THE NEXT YEAR. RSI HAS NOT SPENT ANY MONEY ON RESEARCH AND DEVELOPMENT SINCE ITS INCEPTION.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

RSI'S SECURITIES WILL BE REGULATED BY THE SECURITIES EXCHANGE COMMISSION. RSI'S ABILITY TO COMPLY WITH THE SEC IS OF PARAMOUNT IMPORTANCE TO THE FUTURE SUCCESS OF RSI. IF RSI CANNOT FIND A COST EFFECTIVE WAY TO COMPLY WITH THE COMMISSION'S REGULATIONS, THEN RSI WILL NOT BE ABLE TO PROVIDE THIS VALUABLE SERVICE TO ATHLETES OR FANS.

(j)State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

RSI CURRENTLY DOES NOT HAVE ANY SUBSIDIARIES.

(k)Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

RSI HAS NOT HAD ANY MATERIAL EVENTS AS OF THE FILING OF THIS DOCUMENT.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Expected manner of Date or number of months Milestone occurrence or method of after receipt of proceeds achievement when should be accomplished

(1)
(2)
(3)
(4)
(5)

RSI'S DOES NOT HAVE PRIOR HISTORY. THE COMPANY WAS FORMED IN JANUARY OF 2007. THE COMPANY WILL BECOME PROFITABLE IF WE ARE ABLE TO COMPLY WITH THE SEC AND SELL SHARES OF RANDY NEWSOM'S CONTRACT. THAT CONTRACT WILL BECOME VALUABLE TO SHAREHOLDERS IF RANDY MAKES THE MAJOR LEAGUES.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

N/A

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

> As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)
Total $__0.00__________ ($___0.00________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = (price/earnings multiple)

N/A

7.(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
$__0.00__________ ($__0.00__________ per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

THE ONLY ASSET THAT RSI OWNS IS A CONTRACT WITH RANDY NEWSOM. THIS CONTACT IS AN ASSET, BUT IT IS NOT A TANGIBLE ASSET. RSI VALUES THIS CONTRACT'S VALUE AT $50,000.00 BECAUSE THE CONTRACT ONLY HAS VALUE WHEN RANDY NEWSOM MAKES THE MAJOR LEAGUES AND BECAUSE RANDY NEWSOM IS NOT IN THE MAJOR LEAGUES, THE CONTRACT CURRENTLY HAS NO TANGIBLE VALUE. IF RANDY NEWSOM MAKES THE MAJOR LEAGUES, THE CONTRACT WILL HAVE IMMEDIATE VALUE.

THE SHARE PRICE OF THIS OFFERING IS HIGHER THAN THE TANGIBLE BOOK VALUE PER SHARE BECAUSE OF THE POTENTIAL GROWTH PROSPECTS OF RANDY NEWSOM'S EARNINGS.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: ___100___%
If the minimum is sold: ___.04___%

SHARES SOLD WILL BE NON-VOTING LLC UNITS THAT ONLY HAVE A CLAIM ON RSI'S CONTRACT WITH RANDY NEWSOM.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)
If the maximum is sold: _$50,000.00_____ *
If the minimum is sold: _______$20.00 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: _________N/A_______. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $__N/A_____.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

If Minimum Sold	If Maximum Sold
Amount	Amount
%	%

Total Proceeds	$ 23.69	$ 59,225.00
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees	$3.00	$7,500
Legal & Accounting		
Copying & Advertising		
Other (Specify):		
ONLINE PROCESSING FEES	$0.69	$1,725
Net Proceeds from Offering	$20.00 TO RANDY	$50,000.00 TO RANDY
Use of Net Proceeds	NEWSOM	NEWSOM
		MEMBERSHIP TO PERFORMANCE TRAINING FACILITY
	$3.00 TO RSI FOR RE-INVESTMENT	$7,500.00 TO RSI. USED TO PAY MANAGEMENT, LEGAL FEES, WEB DEVELOPEMNT, MARKETING,
	$0.69 TO PAY ONLINE PAYMENT PROCESSOR	$1,725 TO PAY ONLINE PAYMENT PROCESSOR.
Total Use of Net Proceeds	$ 23.69	$ 59,225.00
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

N/A

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

NO ADDITIONAL FUND WILL BE REQUIRED.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding As of: 02/16/2008	Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate _0.00%)	$ 50,000	$ 20.00	$ 50,000.00
Long-term debt (average interest rate ___%)	$	$	$
Total debt	$ 50,000	$ 20.00	$ 50,000.00

Stockholders equity (deficit):

Preferred stock — par or stated value (by class of preferred in order of preferences)

	$ 0.00	$ 0.00	$ 0.00
	$	$	$
	$	$	$
Common stock — par or stated value	$	$	$
Additional paid in capital	$	$	$
Retained earnings (deficit)	$	$	$
Total stockholders equity (deficit)	$ 50,000.00	$ 20.00	$ 50,000
Total Capitalization	$ 50,000.00	$ 20.00	$ $50,000

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
		$
		$
		$

Number of common shares authorized: 2,500 shares. Par or stated value per share, if any: $ 0.00
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14.The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______
[X] Other: NON-VOTING LLC UNITS THAT ONLY LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM

15.These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Other special voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares
[X]	[ ] Preference as to dividends or interest
[ ]	[X] Preference upon liquidation
[ ]	[X] Other special rights or preferences (specify):

Explain:

THESE SECURITIES WILL HAVE NO VOTING RIGHTS. THEY WILL ONLY ALLOW THEIR OWNERS TO RECEIVE DIVIDENDS IF RANDY NEWSOM MAKES THE MAJOR LEAGUE AND THEY WILL ONLY BE PAID 0.0016% OF

HIS MAJOR LEAGUE CONTRACT PER SHARE OWNED. THESE SHARES WILL HAVE NO VOTING OR OTHER RIGHTS TO THE MANAGEMENT OF RSI. THESE SHARES WILL HAVE NO CLAIM TO ANY OTHER CASH FLOW OTHER THAN THE CASH THAT IS PROVIDED FROM RANDY NEWSOM'S MAJOR LEAGUE CONTRACT. THESE SHARES WILL HAVE NO CLAIM ON RSI'S OPERATING INCOME, PROPERTY, CASH, OR OTHER ASSETS.

16.Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

(1)What is the interest rate?________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____/____/____
If serial maturity dates, describe:

____

(3)Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:

____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ________________

(6)Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ______

(7)If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

Last Fiscal Year

	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings"/ "Fixed Charges"=	______	___________	___________
If no earnings show "Fixed Charges" only	___________	___________	___________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

N/A

20.Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 0.00

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: REAL SPORTS INVESTMENTS, LLC
Address: 929 PORTLAND AVE S. SUITE 2103, MINNEAPOLIS, MN 55404
Telephone No.: (617)967-2516

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

THE ONLY COMPENSATION THAT WILL BE PAID WITH REGARDS TO THIS OFFERING IS THE 15% COMMISSION FEE THAT WILL BE PAID TO RSI THAT IS STATED ON THE COVER PAGE OF THIS OFFERING CIRCULAR. THERE WILL ALSO BE A 3% ONLINE PAYMENT PROCESSING FEE PER SHARE SOLD. THIS FEE WILL BE USED TO COMPENSATE RSI'S THIRD PARTY ONLINE PAYMENT PROCESSOR.

23.Describe any material relationships between any of the selling agents or finders and the Company or its management.

THE SELLING AGENT FOR THIS OFFERING WILL BE RSI. RSI WILL BE SELLING SHARES THAT HAVE A CLAIM ONLY AGAINST A CONTRACT THAT RSI OWNS. RSI WILL MAKE

MONEY SELLING SHARES VIA THE COMMISSION FEE AS OUTLINED EARLIER IN THIS OFFERING CIRCULAR.

> Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24.If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Michael McGirr and Bryan Pritz
Address: 929 Portland Ave S., Suite 2103, Minneapolis, MN 55404
Telephone No.: (617) 967-2516

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

NO ESCROW AGENT WILL BE USED.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Shares will only be able to be traded to member's of RSI's website. Shares will only be traded via the web at www.realsportsinvestments.com.

> Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.Chief Executive Officer: Title: PRESIDENT AND CEO
Name: MICHAEL MCGIRR Age: 26

Office Street Address: 929 PORTLAND AVE SOUTH, SUITE 2103, MINNEAPOLIS, MN 55404.
Telephone No.: (617) 967 -2516

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

TARGET CORP, SR. FINANCIAL ANALYST, JUNE 07 – PRESENT
PROCTER & GAMBLE, SR. FINANCIAL ANALYST, JUNE 06 – AUG 06.
NATIONAL PROCESS SYSTEMS, INTERNAL CONSULTANT, SEPTEMBER 04 – AUGUST 05
OAKLAND ATHLETICS, RHP, JUNE 03 – SEPTEMBER 04

Education (degrees, schools, and dates):

MBA, JOHNSON GRADUATE SCHOOL OF MANAGEMENT, 2007
BSBA, UNIVERSITY OR RICHMOND, 2003

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 30 HR/WK

30.Chief Operating Officer: Title: ____N/A______________
Name: ______________ Age: ______________
Office Street Address: Telephone No.: ( ) ______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title:_____N/A______________
Name: ______________ Age: ______________
Office Street Address: Telephone No.: ( )______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:
(A)
Name: _BRYAN PRITZ______________ Age: ______25____________
Title: EXECUTIVE VICE PRESIDENT MEDIA AND MARKETING______________

Office Street Address: 929 PORTLAND AVE S., SUITE 2103, MINNEAPOLIS, MN, 55404.
Telephone No.: (847)-651-7970

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

BOSTON RED SOX, OUTFIELDER, JUNE 2004 – PRESENT

LACERS, LLC, FOUNDER AND PRESIDENT, 2004- PRESENT

Education (degrees, schools, and dates):

BSBA, UNIVERSITY OF RICHMOND, 2004

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 30HR/WK.

(B)
Name: RANDY NEWSOM Age: 25
Title: EXECUTIVE VICE president, Sales
Office Street Address: 929 PORTLAND AVE S., SUITE 2103, MINNEAPOLIS, MN, 55404.
Telephone No.: (513) 313-8811

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

BOSTON REDSOX, PITCHER, 2004-2005
CLEVELAND INDIANS, PITCHER, 2005-PRESENT
LACERS, LLC, CO-OWNER, EVP SALES, 2004-PRESENT

Education (degrees, schools, and dates):

BA, TUFTS UNIVERSITY, 2004

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10HR/WK

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33.Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Michael McGirr, Randy Newsom, and Bryan Pritz are all managing members of Real Sports Investment, LLC.

34.Information concerning outside or other Directors (i.e. those not described above):
(A) Name: ______ Age: ______
Title: ______
Office Street Address: Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: ______________
Title: ____
Office Street Address: Telephone No.: ( ) ____________
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: ______________
Title: ____
Office Street Address: Telephone No.: ( ) ____________
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [x] No Explain:

RSI IS PIONEERING A NEW INDUSTRY. ALL OF OUR OFFICERS HAVE WORKED/PLAYED PROFESSIONAL BASEBALL.

(b)If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c)If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

BRYAN PRTIZ AND RANDY NEWSOM STARTED AND MANAGED LACERS, LLC. LACERS, LLC SELLS CONSUMER GOOD ONLINE. THEY TOOK THEIR BUSINESS FROM SIMLY AN IDEA INTO A BUSINESS THAT GENERATES CASH.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed

by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	Class of Shares % of Total
Name: Michael McGirr				
$0.00	420,000,000	42%	1,000,000,000	42%
Name: Bryan Pritz				
$0.00	290,000,000	29%	1,000,000,000	29%
Name: Randy Newsom				
$0.00	290,000,000	29%	1,000,000,000	29%

Office Street Address: 929 Portland Ave South, Suite 2103, Minneapolis, MN 55404.
Telephone No. (617) 967 -2516
Principal occupation: __Owners and Executives of RSI______________________________

THESE SHARES ARE VOTING AND OPERATING SHARE OF RSI. THEY DO NOT HAVE A CLAIM AGAINST THE CONTRACT THAT RSI IS SELLING TO THE PUBLIC. THE NON-VOTING LLC UNITS THAT RSI IS SELLING TO THE PUBLIC, ONLY HAS A CLAIM AGAINST THE FUTURE STEAM OF CASH FLOW GENERATED FROM THE CONTRACT RSI HAS WITH RANDY NEWSOM. THE NON-VOTING LLC UNITS DO NOT HAVE A CLAIM AGAINST ANY OF THE OPERATING INCOME GENERATED FROM SELLING THE NON-VOTING LLC UNITS.

38. Number of shares beneficially owned by Officers and Directors as a group: Before offering: _____________shares (______ % of total outstanding) After offering: a) Assuming minimum securities sold: _______ shares (______ % of total outstanding)
b) Assuming maximum securities sold: _______ shares (______ % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

N/A

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b)If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

RSI IS ENGAGED IN A CONTRACT WITH RANDY NEWSOM, ONE OF THE OWNERS AND EXECUTIVES OF RSI. RANDY HAS AGREED TO PAY RSI 4% OF HIS FUTURE MAJOR LEAGUE EARNINGS IN EXCHANGE FOR $50,000. SEE APPENDIX A FOR A COPY OF THIS CONTRACT.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0.00	$ 0.00
Chief Operating Officer	$0.00	$0.00
Chief Accounting Officer	$0.00	$0.00
Key Personnel:	$0.00	$0.00
______	$0.00	$0.00
Others:	$0.00	$0.00
Total:	$0.00	$0.00
Directors as a group (number of persons__)	$0.00	$0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

REMUNERATION WILL CHANGE WHEN RSI BECOMES A PROFITABLE BUSINESS.

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0.00 shares (0.00 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0.00 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

FUTURE PURCHASE AGREEMENTS, STOCK OPTIONS, WARRANTS, OR OTHER RIGHTS, MUST HAVE A 67% VOTE FROM THE MANAGEMENT MEMBER OF RSI. THERE WILL BE NO FUTURE OFFERINGS OF NON-VOTING LLC UNITS THAT LAY CLAIM TO RANDY NEWSOM'S FUTURE MAJOR LEAGUE EARNINGS.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

RSI HAS THREE EMPLOYEES. THESE THREE EMPLOYEES ARE ALL EXECUTIVES. THESE THREE EMPLOYEES ARE ALSO THE ONLY PEOPLE WHO OWN SHARES THAT CLAIM RSI'S EARNINGS.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

RSI HAS NEVER RECEIVED ANY THREAT OF LITIGATION OR ADMINISTRATIVE ACTION TAKEN AGAINST THE COMPANY, ITS OFFICERS OR ANY OF ITS EMPLOYEES.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

RSI IS NOT AN S CORPORATION. N/A.

Name of Tax Advisor:

___

Address: ____
Telephone No. ( )____ - ____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

SEE APPENDIX D

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47.If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

N/A. COMPANY HAS NOT BEGUN ITS OPERATIONS. CONTRACT THAT SHARES WILL LAY CLAIM TO, IS BASED ON FUTURE GROWTH IN RANDY NEWSOM'S MAJOR LEAGUE BASEBALL EARNINGS.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

N/A. COMPANY HAS NOT HISTORY AND NOT TRENDS IN OPERATING RESULTS. THE SEC'S RULING WILL HAVE THE MOST IMPACT TO RSI'S FINANCIAL RESULTS.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _N/A_%. What is the anticipated gross margin for next year of operations? Approximately __15____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

REASONABLE CURRENT GROSS MARGIN FIGURES ARE NOT AVAILABLE FROM THIS INDUSTRY.

50. Foreign sales as a percent of total sales for last fiscal year: __0____%. Domestic government sales as a percent of total domestic sales for last fiscal year: __0____%. Explain the nature of these sales, including any anticipated changes:

N/A

* * * * * * * * *

OFFERING CIRCULAR MODEL B.

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer;

REAL SPORTS INVESTMENTS, LLC

(b)The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number;

929 PORTLAND AVE SOUTH, SUITE 2103, MINNEAPOLIS, MN 55404

(c)Date of the offering circular;

February 18, 2008

(d)Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);

RSI IS OFFERING NON-VOTING LLC UNITS THAT ONLY HAVE A CLAIM ON RSI'S CONTRACT WITH RANDY NEWSOM. THESE SECURITIES WILL HAVE A PERCENTAGE CLAIM ON RANDY NEWSOM'S MAJOR LEAGUE EARNINGS. THESE SECURITIES WILL NOT HAVE A CLAIM ON RSI'S EARNINGS OR ASSETS. ONE SHARE WILL BE OFFERED FOR $20. 1 SHARE WILL CLAIM 0.0016% OF RANDY NEWSOM'S FUTURE MAJOR LEAGUE EARNINGS. A TOTAL OF 4% OF RANDY NEWSOM'S FUTURE MAJOR LEAGUE EARNINGS WILL BE OFFERED. FOR SPECIFIC INFORMATION REGARDING RSI'S CONTRACT WITH RANDY NEWSOM SEE APPENDIX A.

(e)The statement required by Rule 253;

N/A

(f) The table(s) required by Item 2;

N/A

(g) The name of the underwriter or underwriters;

N/A

(h)Any materials required by the law of any state in which the securities are to be offered;

N/A

(i)If applicable, identify material risks in connection with the purchase of the securities; and

Material Risks were stated in the "Risk Factors" section above.

(j)Approximate date of commencement of proposed sale to the public.

April 1, 2008. Termination Date: 9/1/08

Instruction:
Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	$23.69	$3.69	$20.00
Total	$59,225	$9,225.00	$50,000.00

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

THIS OFFERING WILL BE CONDUCTED ON A BEST EFFORTS BASIS. TERMINATION DATE: 9/1/08

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	$23.69	$3.69	$20.00
Total Maximum	$59,22.00	$9,225.00	$50,000.00

Instructions

1.The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.

2.Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.

3.Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.

4.If the securities are not to be offered for cash, state the basis upon which the offering is to be made.

5.If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.

(b)Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c)The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

Item 3. Summary Information, Risk Factors and Dilution

(a)Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative. Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual, or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors which are unique to the issuer.

THIS SECURITY HAS CONSIDERABLE RISK. THE PRINCIPAL FACTORS THAT MAKE THIS OFFERING RISKY IS BECAUSE THERE IS CURRENTLY NO METHOD FOR DETERMINING THE MARKET PRICE OF THESE SECURITIES. THERE IS NO EXISTING MARKET FOR THESE SECURITIES. RSI DOES NOT HAVE AN OPERATING HISTORY. RSI HAS NEVER OFFERED SECURITIES PREVIOUSLY. THESE SECURITIES CLAIM A PORTION OF RANDY NEWSOM'S FUTURE EARNINGS. RANDY NEWSOM HAS NEVER PLAYED IN THE MAJOR LEAGUES. THERE IS A POSSIBILITY THAT HE NEVER WILL PLAY IN THE MAJOR LEAGUES. IF HE NEVER PLAYS IN THE MAJOR LEAGUES, THESE SECURITIES WILL BE WORTHLESS BECAUSE THEY WILL NOT BE BACKED BY A STREAM OF CASH. THE NATURE OF MINOR LEAGUE BASEBALL, THE PROFESSION WHICH RANDY NEWSOM IS ENGAGED, IS RISKY. THERE IS A LOW PROBABILITY THAT ANY MINOR LEAGUER PLAYS FOR A CONSIDERABLE LENGTH OF TIME IN THE MAJOR LEAGUES SIMPLY BECAUSE OF THE NUMBER OF TOTAL PROFESSIONAL BASEBALL PLAYERS. THE VALUE OF THESE SECURITIES RESTS ENTIRELY ON THE PERFORMANCE AND EARNING POTENTIAL OF RANDY NEWSOM.

(b)Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

N/A

Item 4. Plan of Distribution

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

REAL SPORTS INVESTMENTS WILL UNDERWRITE AND SELL THESE SECURITIES. RSI WILL SELL THESE SECURITIES VIA THE INTERNET AT WWW.REALSPORTSINVESTMENTS.COM. BECAUSE RSI WILL BE OFFERING THESE SECURITIES, AS WELL AS SELLING THEM, THERE IS A MATERIAL RELATIONSHIP. IT IS IN RSI'S BEST INTEREST TO ADEQUATELY PRICE AND FAIRLY SELL THESE SECURITIES IN ORDER TO ACHIEVE A VIABLE FUTURE MARKET AND BUILD A TRUSTING RELATIONSHIP WITH ATHLETES AND INVESTORS.

(b)State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

FOR EVERY SHARE SOLD, RSI WILL CHARGE A 15% COMMISSION FEE. THIS FEE IS NECESSARY IN ORDER FOR RSI TO CREATE THIS MARKET AND BECOME A PROFITABLE AND VIABLE ENTITY.

(c)Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

ALL SECURITIES WILL BE SOLD BY RSI TO THE GENERAL PUBLIC VIA RSI'S WEBSITE: WWW.REALSPORTSINVESTMENTS.COM.
INVESTORS WILL BE ISSUED A VIRTUAL STOCK CERTIFICATE INDICATING HOW MANY SHARES EACH INVESTOR OWNS.

(d)If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

N/A

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.

THERE IS NO SUCH ARRANGEMENT. OFFERING WILL BE CONDUCTED ON A BEST EFFORTS BASIS.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

N/A

Instruction:

> Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 5. Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

Instructions:

1.If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.

$50,000 WILL BE TRANSFERRED TO RANDY NEWSOM. $1,725 OR 3% OF THE TOTAL AMOUNT RAISED WILL BE USED TO PAY A THIRD PARTY PAYMENT PROCESSOR. $7,500 WILL BE PAID TO RSI IN THE FORM OF A COMMISSION FEE. THIS MONEY WILL BE RE-INVESTED INTO RSI'S BUSINESS. MONEY WILL BE USED TO PAY COMPANY OVERHEAD, MARKET, WEB DEVELOPMENT, OVERALL BUSINESS GROWTH.

RANDY NEWSOM WILL USE THE $50,000 FROM THIS OFFERING TO ENROLL IN A SPORTS ENHANCEMENT TRAINING FACILITY. HE WILL ALSO USE THE PROCEEDS TO PAY BILLS AND FOR DAY TO DAY LIVING EXPENSES.

2.Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.

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3.If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds.

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4.If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.

RANDY NEWSOM WILL USE THE $50,000 GENERATED FROM THIS OFFERING TO PAY NORMAL BILLS SUCH AS CELL PHONE, HEAT, ELECTRICITY, INTERNET, RENT, ETC. HE IS OTHERWISE NOT IN DEBT.

5.If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.

RSI WILL USE THE PROCEEDS OF ITS COMMISSION FEE TO PURCHASE WEB DEVELOPMENT SERVICES. THESE SERVICES WILL CREATE A BETTER WEBSITE.

6.The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

Item 6. Description of Business

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

(i)The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

RSI SELLS SECURITIES. THESE SECURITIES HAVE A CLAIM AGAINST A CONTRACT THAT RSI OWNS. THE CONTRACT STATES THAT RSI WILL RECEIVE 4% OF ANY AND ALL MAJOR LEAGUE EARNINGS THAT RANDY NEWSOM EARNS. RSI WILL SECURITIZE AND ISSUE SHARES OF THAT CONTRACT TO THE GENERAL PUBLIC VIA ITS WEBSITE: WWW.REALSPORTSINVESTMENT.COM. SHARES WILL BE DISTRIBUTED VIA THIS WEBSITE.

(ii)The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

N/A

(iii) The estimated amount spent during each of the last two fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

(iv)The number of persons employed by the issuer, indicating the number employed full time.

RSI CURRENTLY HAS THREE FULL TIME EMPLOYEES.

(v)The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.

N/A

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

RSI'S FUTURE DEPENDS ON OBTAINING A COST EFFECTIVE WAY TO LEGALLY OFFER SECURITIES TO THE GENERAL PUBLIC. THE SEC REGULATES ALL SECURITIES OFFERED TO THE GENERAL PUBLIC NO MATTER WHAT THE LEVEL OF COMPLEXITY. RSI BELIEVES THAT THIS IS A STRAIGHTFORWARD AND TRANSPARENT OFFERING. ALL INFORMATION REGARDING RANDY NEWSOM'S FUTURE SUCCESS AS A MAJOR LEAGUER IS ADEQUATELY AVAILABLE TO THE GENERAL PUBLIC VIA THE INTERNET AND THE SPORTS MEDIA. IF RSI IS UNABLE

TO REGISTER WITH THE SEC OR RELY ON AN EXEMPTION, RSI WILL BE UNABLE TO ISSUE AND SELL SECURITIES TO THE GENERAL PUBLIC.

RSI ALSO DEPENDS ON OBTAINING CONTRACTS WITH PROFESSIONAL ATHLETES. BECAUSE PROFESSIONAL ATHLETES WILL ALWAYS FACE CONSIDERABLE RISK WITH REGARDS TO THEIR FUTURE EARNINGS, THEY WILL ALWAYS BE IN THE MARKET, LOOKING FOR A WAY TO MITIGATE THAT RISK. RSI'S MANAGEMENT IS WELL CONNECTED AMONG THE PROFESSIONAL BASEBALL COMMUNITY AND DOES NOT ANTICIPATE DIFFICULTIES OBTAINING A SUPPLY OF CONTRACTS.

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

(i)Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.

RSI WILL PROVIDE THE PROCEEDS OF THIS OFFERING TO RANDY NEWSOM. RSI WILL USE THE COMMISSION PROCEEDS TO RE-INVEST IN OPERATIONS. RSI IS A START-UP COMPANY. IN ORDER FOR RSI TO BECOME PROFITABLE AND A VIABLE COMPANY, RSI WILL SIGN CONTRACTS WITH MANY PROFESSIONAL ATHLETES AND SUCCESSFULLY SECURITIZE AND SELL PORTIONS OF THOSE CONTRACTS TO THE GENERAL PUBLIC. RSI WILL BECOME PROFITABLE FROM COMMISSION REVENUE AND EVENTUALLY FROM BROKERAGE REVENUE CREATED WHEN INVESTORS BUY AND SELL THEIR SHARES IN A SECONDARY MARKET CREATED BY RSI. UPON SUCCESSFUL OFFERING AND SALE OF LLC UNITS CLAIMING A PERCENTAGE OF THE CONTRACT RSI OWN WITH RANDY NEWSOM, RSI INTENDS TO ENGAGE ANOTHER ATHLETE IN A CONTRACT, SECURITIZE THAT CONTRACT, AND SELL LLC UNITS TO THE GENERAL PUBLIC AND SPORTS FAN COMMUNITY.

(ii)Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

RSI HAS NOT ISSUED OR PREPARED ANY ENGINEERING, MANAGEMENT, OR SIMILAR REPORTS FOR EXTERNAL PURPOSES.

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.

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Item 7. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

RSI DOES NOT OWN ANY PLANTS, PROPERTY, OR EQUIPMENT. THE ONLY PIECE OF PROPERTY THAT RSI OWNS IS A CONTRACT BETWEEN RSI AND RANDY NEWSOM.

Instruction:

What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 8. Directors, Executive Officers and Significant Employees

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

MICHAEL MCGIRR, 26 YEARS OLD, FOUNDER, PRESIDENT, AND CEO OF REAL SPORTS INVESTMENTS, LLC
BRYAN PRITZ, 25, CO-FOUNDER, EXECUTIVE VICE PRESIDENT OF MEDIA AND MARKETING
RANDY NEWSOM, 25, CO-FOUNDER, EXECUTIVE VICE PRESIDENT OF SALES.

ALL THREE EMPLOYEES HAVE BEEN IN THEIR POSITIONS SINCE THE INCEPTION OF REAL SPORTS INVESTMENTS, LLC; JANUARY 4TH, 2008.

(1)directors;

MICHAEL MCGIRR, BRYAN PRITZ, AND RANDY NEWSOM

(2) persons nominated to chosen to become directors;

MICHAEL MCGIRR, BRYAN PRITZ, AND RANDY NEWSOM.

(3)executive officers;

MICHAEL MCGIRR, BRYAN PRITZ, AND RANDY NEWSOM.

(4)persons chosen to become executive officers;

MICHAEL MCGIRR, BRYAN PRITZ, AND RANDY NEWSOM.

(5)significant employees.

MICHAEL MCGIRR, BRYAN PRITZ, AND RANDY NEWSOM.

Instructions:

1.No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.

2.The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.
3.The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.

(b) Family relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

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Instruction:
The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c)Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

MICHAEL MCGIRR: MICHAEL HAS WORKED IN A FINANCIAL CAPACITY FOR CREDIT SUISSE ASSET MANAGEMENT, NATIONAL PROCESS SYSTEMS, PROCTER AND GAMBLE, AND TARGET CORP. MICHAEL ALSO PLAYED IN THE OAKLAND ATHLETICS ORGANIZATION. MICHAEL HAS A BSBA FROM THE UNIVERSITY OF RICHMOND '03, HIS MBA FROM CORNELL UNIVERSITY '07, AND HAS SUCCESSFULLY PASSED LEVEL 1 OF THE CFA EXAM.

BRYAN PRITZ: BRYAN CURRENTLY WORKS FOR THE BOSTON RED SOX. BRYAN IS A PROFESSIONAL ATHLETE AND HAS AN EXTENSIVE NETWORK OF PROFESSIONAL ATHLETES. BRYAN HAS ALSO STARTED LACERS, LLC. HE HAS EXPERIENCE RUNNING, MANAGING, AND LEADING A START UP BUSINESS SUCH AS RSI. BRYAN HAS HIS BSBA FROM THE UNIVERSITY OF RICHMOND '04.

RANDY NEWSOM: RANDY CURRENTLY WORKS FOR THE CLEVELAND INDIANS. RANDY IS A PROFESSION ATHLETES AND HAS AN EXTENSIVE NETWORK OF PROFESSIONAL ATHLETES. RANDY ALSO HAS EXTENSIVE MEDIA CONTACTS AS A WRITING ARTICLES, JOURNALS, AND BLOGS OVER THE PAST TWO YEARS. RANDY IS AN OWNER OF LACERS, LLC AND HAS EXPERIENCE RUNNING, MANAGING, AND LEADING A START UP BUSINESS. RANDY HAS IS BA IN ECONOMICS FROM TUFTS UNIVERSITY.

(d)Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

RSI AND ALL OF ITS EMPLOYEES HAVE NOT HAD ANY INVOLVEMENT IN ANY LEGAL PROCEEDINGS IN THE PAST FIVE YEARS.

(1)A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

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(2)Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

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Item 9. Remuneration of Directors and Officers

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Name of individual or identity of group	Capacities in remuneration was received	Aggregate remuneration
RSI MANAGING MEMBERS: MICHAEL MCGIRR, BRYAN PRITZ & RANDY NEWSOM.	$0.00	$0.00

Instructions:

1.In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

RSI'S MANAGING MEMBERS AND OWNERS ARE INVESTING IN RSI. THE OWNERS ARE CONTRIBUTING CAPITAL.
NO REMUNERATION, CASH OR OTHERWISE HAS BEEN PAID TO THE OWNERS. THE OWNERS ARE TRYING TO BUILD VALUE AND CREATE A PROFITABLE BUSINESS.

2.This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

RSI CURRENTLY DOES NOT HAVE ANY REMUNERATION PROPOSALS. RSI'S PRIMARY GOAL IS TO CREATE A VIABLE BUSINESS WITH PROFITABLE BUSINESS OPERATIONS SO THAT RSI MAY SERVE PROFESSIONAL ATHLETES AND FANS.

Item 10. Security Ownership of Management and Certain Securityholders

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1)each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director;

CURRENTLY RSI DOES NOT HAVE ANY PAID EMPLOYEES. RSI HAS NOT BEGUN CONDUCTING ITS OPERATIONS. RSI'S BUSINESS IS DEPENDENT UPON THE SEC RULING AS TO THIS OFFERING.

(2) all officers and directors as a group;

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(3)each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

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(1)	(2)	(3)	(4)	(5)
Title of Class	Name and address of owner	Amount owned before the offering	Amount owned after the offering	Percent of Class
RSI LLC voting preffered Shares	Michael McGirr: 929 Portland Ave, S., Suite 2103, Minneapolis, MN 55404	420,000,000	420,000,000	42%
RSI LLC voting preffered Shares	Bryan Pritz: 929 Portland Ave, S., Suite 2103, Minneapolis, MN 55404	290,000,000	290,000,000	29%
RSI LLC voting preffered Shares	Randy Newsom: 929 Portland Ave, S., Suite 2103, Minneapolis, MN 55404	290,000,000	290,000,000	29%

Instruction:

Column (4) need not be responded to if the information would be the same as that appearing under column (3).

(b)If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

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(c)Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

THE LLC UNITS THAT WILL BE OFFERED VIA THIS OFFERING WILL BE NON-VOTING LLC UNITS THAT LAY CLAIM ONLY TO RSI'S CONTRACT WITH RANDY NEWSOM.

(d)Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

RSI DOES NOT HAVE ANY OPTIONS, WARRANTS, OR OTHER RIGHTS OUTSTANDING.

Name of Holder	Title and amount secuirties called for by options	Exercise Price	Date of Exercise
N/A	N/A	N/A	N/A

Instruction:
Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.

(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

RSI DOES NOT HAVE ANY PARENT COMPANIES AND IS SOLELY CONTROLLED BY ITS OWNERS.

Item 11. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

(1)Any director or officer of the issuer;

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(2)Any nominee for election as a director;

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(3)Any principal securityholder named in answer to Item 10(a);

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(4)If the issuer was incorporated or organized within the past three years, any promoter of the issuer;

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(5)Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

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Instructions:

1. No information need be given in answer to this item as to any transaction where:

(a)The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;

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(b)The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

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(c)The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or

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(d)The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

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2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions. A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:

> (a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;
>
> (b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or
>
> (c)the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3.Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

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4.Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

RSI WILL BE VALUING AND SELLING ALL OF THE NON-VOTING LLC UNITS THAT LAY CLAIM TO RANDY NEWSOM'S MAJOR LEAGUE CONTRACT.

5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller.

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6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

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Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

RSI IS OFFERING NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM.

(1)Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

(i) DIVIDEND RIGHTS: OWNER OF LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL RECEIVE PAYMENT IN THE FORM OF A DIVIDEND. EACH SHARE CLAIMS 0.0016% OF RANDY'S NEWSOM'S FUTURE MAJOR LEAGUE EARNINGS. IF/WHEN RANDY BECOMES AN ACTIVE MEMBER OF ANY MAJOR LEAGUE BASEBALL TEAM AND RECEIVES PAYMENT FROM ANY MAJOR LEAGUE BASEBALL CLUB, NON-VOTING LLC UNIT OWNERS WILL RECEIVE PAYMENT. OWNERS WILL RECEIVE A PERCENTAGE OF RANDY'S NEWSOM'S NET EARNINGS. RSI WILL PLACE A GARNISHMENT ON RANDY NEWSOM'S EARNINGS, AND PAYMENT WILL GO DIRECTLY TO AN RSI OPERATING ACCOUNT. RSI WILL THEN ALLOCATED FUNDS TO SHAREHOLDERS BASED ON PERCENTAGE OWNERSHIP. RSI WILL EITHER PAY INVESTORS IN THE FORM OF A SEMI-ANNUAL CHECK TO BE PAID ON NOVEMBER 1ST AND/OR MAY 1ST OF EVERY YEAR, OR INVESTORS CAN CHOOSE TO RECEIVE PAYMENT IN THE FORM OF A CREDIT TO THEIR RSI ACCOUNT.

(ii) VOTING RIGHTS: NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL HAVE NO VOTING RIGHTS.

(iii) LIQUIDATION RIGHTS: NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL BE ABLE TO BE SOLD TO OTHER RSI MEMBERS VIA RSI'S TRADING PLATFORM LOCATED AT

WWW.REALSPORTSINVESTMENTS.COM. IF THERE ARE NO WILLING BUYERS, SELLERS WILL HAVE DIFFICULTY LIQUIDATING THEIR INTEREST IN NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM. THERE WILL BE NO SPECIALIST OR MARKET MAKERS FOR THESE SECURITIES. SHARE PRICES WILL BE SOLELY DETERMINED BY BIDS AND ASKS FROM RSI MEMBERS VIA RSI'S TRADING PLATFORM. THE LACK OF LIQUIDITY IN THIS BUDDING MARKET SHOULD BE TAKEN INTO CONSIDERATION UPON PURCHASE.

(iv) PREEMPTIVE RIGHTS. NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL HAVE NO PREEMPTIVE RIGHTS.

(v) CONVERSION RIGHTS: NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL HAVE NO CONVERSION RIGHTS.

(vi) REDEMPTION PROVISIONS: NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL HAVE NO REDEMPTION PROVISIONS.

(vii) SINKING FUND PROVISIONS: NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL HAVE NO SINKING FUND PROVISIONS.

(vii) LIABILITY TO FURTHER CALLS OR TO ASSESSMENT BY THE ISSUER: NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM WILL HAVE NO LIABILITY TO FURTHER CALLS OR TO ASSESSMENT BY THE ISSUER.

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

IF RANDY NEWSOM NEVER MAKES THE MAJOR LEAGUES, SHAREHOLDERS WILL NOT BE PAID. IF RANDY NEWSOM MAKES THE MAJOR LEAGUES, BUT DOES NOT GET PAID SIGNIFICANTLY, SHAREHOLDERS MAY NEVER RE-COUP THEIR INVESTMENT.

(b)If debt securities are being offered, outline briefly the following:

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(1)Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

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(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

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(3)Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

N/A

(4)Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions.

N/A

Instruction:

In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

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(1)the amount of securities called for by such warrants, convertible securities or rights;

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(2)the period during which and the price at which the warrants, convertible securities or rights are exercisable;

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(3)the amounts of warrants, convertible securities or rights outstanding; and

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(4)any other material terms of such securities.

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(d)In the case of any other kind of securities, appropriate information of a comparable character.

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Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1)**Balance Sheet** —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

SEE APPENDIX D

(2)**Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

SEE APPENDIX D.

(3)**Financial Statements of Businesses Acquired or to be Acquired.**

(a)Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

N/A

(i)Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

N/A

(ii)Consummation of a significant business combination to be accounted for as a pooling is probable.

N/A

(b)A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

N/A

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

N/A

(ii) These financial statements need not be audited.

N/A

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

N/A

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

N/A

(d)If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

N/A

(e)This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

N/A

(4) Pro Forma Financial Information.

(a)Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i)During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

N/A

(ii)After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

N/A

(b)The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

N/A

(c)Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i)If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

N/A

(ii)If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

(a)An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b)Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c)The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d)Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1.Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2.If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3.Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1)*Underwriting Agreement* —Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

N/A

(2)*Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

N/A

(3)*Instruments defining the rights of security holders* —

(a)All instruments defining the rights of any holder of the issuer's securities, including but not limited to(i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

N/A

(b)The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4)*Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

SEE APPENDIX E

(5)*Voting trust agreement* — Any voting trust agreements and amendments thereto.

N/A

(6)*Material contracts*

(a)Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

N/A

(b)If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance:(i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

N/A

(c)Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

N/A

(7)*Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

N/A

(8)*Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

N/A

(9)*Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

N/A

(10)*Consents* —

(a)Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

N/A

(b)Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

N/A

Consent and Certification by Underwriter

1.The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by REAL SPORTS INVESTMENTS, LLC pursuant to Regulation A in connection with a proposed offering of NON-VOTING LLC UNITS THAT LAY CLAIM TO RSI'S CONTRACT WITH RANDY NEWSOM to the public.

N/A

2.The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

N/A

3.If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

N/A

____
(Underwriter)

By____________________________________

Date ___/___/___

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

N/A

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

N/A

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

N/A

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

N/A

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

N/A

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 21, 20 08.

(Issuer) REAL SPORTS INVESTMENTS, LLC

By (Signature and Title) MICHAEL MCGIRR, FOUNDER, PRESIDENT, & CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____________________
(Title) FOUNDER, PRESIDENT, & CEO
(Selling security holder) REAL SPORTS INVESTMENTS, LLC
(Date) February 21, 2008

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

APPENDIX A

COPY OF RSI-RANDY NEWSOM CONTRACT.

Definitions:

Buyer: Real Sports Investments, LLC is the "buyer"
Seller: Randy Newsom is the "seller"
Future Major League Earnings: paycheck that the seller receives from his employer while he is a current member of any current Major League Baseball Team. Major League earnings consist of all bonuses, salary. Major League Earnings do not include per diem money, play-off shares, or any play-off bonuses.

Contract Terms and Conditions:

Agreement made this _________ day of _________, _________ *[year]*, by and between the undersigned "seller" and Real Sports Investments, LLC, a Limited Liability Company, called the "buyer."

Seller sells to buyer; and buyer purchases from seller, __4 %__ of the seller's future Major League net earnings earned as a Major League Baseball Player, at the price and on the terms and conditions set forth.

1. Purchase price. The price to be paid by buyer to seller for 4% of his net future Major League Earnings, as defined above, shall be an aggregate purchase price of $ __50,000.00____.

2. Delivery of earnings and payment of purchase price.

   a) The Buyer has 6 months to pay the seller the agreed upon purchase price in its entirety. This contract will serve as the seller's promise to pay buyer the agreed upon amount when the seller receives any payment from his Team. When the seller receives payment from his employer (a MLB team), he agrees to pay the buyer 4% of any and all payments received from the MLB Team to the buyer.

3. This contract is valid for as long as the seller plays baseball.

4. If the seller quits or retires within two years of signing this contract, then he must repay Real Sports Investments, LLC the lump sum of money that he received from engaging in this contract. The lump sum will be the original amount of money that the athlete received from RSI less any taxes paid by the athlete. The athlete will have already paid taxes on money received from RSI due to the fact that the money the athlete receives is viewed as taxable income. In the event of a seller quitting or retiring within two years of the date of this contract, the seller

agrees to pay RSI interest on the lump sum. Interest will be calculated using Treasury-Inflation Protected Securities (TIPS) as the appropriate rate. The time period will be congruent with the time the athlete had possession of the money received from RSI.

5. The seller can void this contract if it prohibits or limits his ability to play in the Major Leagues. If Major League Baseball, the Major League Players Union, or any other organization prohibits the seller from entering into the Major Leagues because of this contract, then the seller can choice to void this contract. If the seller does void this contract, then he agrees to repay Real Sports Investments, LLC the entire lump sum (less taxes paid) of money that he received from engaging in this contract. In addition, the seller will pay the buyer interest on this money. Interest will be calculated using Treasury-Inflation Protected Securities (TIPS) as the appropriate rate. The time period will be congruent with the time the athlete had possession of the money.

6. The seller is permitted to keep the money that they receive from buyer if they are released by their employer or if are forced to retire due to injuries after submitting notice of retirement and providing reasonable documented proof to seller. Documented proof is required in the form of a copy of the termination letter from athlete's former employer or a licensed doctor who has knowledge of the seller's injury history or other document as agreed to by buyer. Buyer reserves the right to investigate such claims before they release the athlete from his contractual liability.

7. If seller is banned from playing in his respective major leagues for any reason including the illegal use of performance enhancing drugs, seller will repay buyer. Repayment will be the entire lump sum (less taxes paid by seller) that the seller in violation received as noted in provision 1. Interest will be calculated at the TIPS rate for the time period that he had possession of the money, and will be paid to RSI along with the principal or lump sum amount. After receiving payment, RSI will allocate the money to the current owners of shares that have a claim against the player in violation.

8. Successors and assigns. There are no successors or assigns to this contract and or agreement. This provision may not be assigned to any other person, company, corporation, organization, or party for any reason. This contract is for the sole purpose of the buyer and the seller.

9. When this contract is signed by both the buyer and the seller, then there is an offer and an acceptance. When signed, this contract is valid.

10. The consideration in this contract will be cash paid to the seller and the promise to pay future major league earnings to the buyer.

11. By signing this contract the seller agreés not to sell more than 20% of his Major League future earnings to any person, company, corporation, organization, or other party.

12. By signing this contract seller agrees not to engage in any contract with any other persons, companies, corporations, or organizations with the intent to sell his future earnings from professional athletics or future earnings from endorsements. The seller will only be able to sell his future earnings to the buyer, Real Sports Investments, LLC.

13. By signing this contract the seller agrees to have a garnishment put on his future Major League paycheck. This will act similarly to a direct deposit. At the time the seller is paid by his Major League Baseball Team employer, the agreed upon percentage set forth in provision 1 will be put into an account owned and operated by Real Sports Investments, LLC.

14. By signing this contract, the seller agrees that paying Real Sports Investments, LLC takes priority over any other obligation that he has or will have. This agreement is the most senior of all obligations that the seller will have to pay. Payment to Real Sports Investments has priority over payment to any other person, creditor, party, or account. Any other account cannot receive payment until Real Sports Investments has received its payment in full.

15. This contract is valid in perpetuity from the time it is singed by the buyer and the seller.

16. By signing this contract, the seller understands that the consideration paid to him is not a gift.

17. Seller agrees to and supports the fact that the buyer intends to sell the purchased future earnings to willing third party buyers in the form of shares.

18. Seller must provide buyer with a copy of the contract that the seller signs with any Major League Baseball team. Seller must provide copies of all contracts that the seller signs with a Major League Baseball team for as long as he plays professionally.

19. Best Efforts: Seller understands that the buyer will be selling his earnings using the best efforts method. The best efforts method is defined as the buyer only being responsible for paying the seller the amount of money that the buyer was able to raise from third party buyers. The buyer will be making a market for the seller's earnings and is responsible for making a best effort with regards to finding willing third party buyers for the seller's earnings. RSI will allocate the seller's earnings into shares or units and will sell them to willing third party buyers. If there is not enough demand to sell off the entire initial amount of earnings, then RSI will not be responsible for purchasing the residual amount of earnings from the seller. In this case, the total dollar amount paid to the seller and

the total percentage of future major league earnings will adjust according to the percentage value per dollar sold to third party buyers.

Ex. Seller agrees to sell 4% of his future major league earnings for $50,000.00. Buyer, using the best efforts method, can only raise $25,000 from interested third party investors. After the grace period set forth in provision 2 expires, Buyer will only have to pay the seller $25,000. Because the buyer could not find enough demand for the entire 4% of the seller's future major league earnings, the seller will only be obligated to then pay the seller 2% ((50,000/4%) = (25,000/2%)) of his future major league earnings.

The best efforts method will be calculated accordingly. In the event of the above example, it is recommended to the buyer and to the seller to attempt to sell the residual amount of earnings at a later date.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first above written.

Signature:________________________ Date______________

Real Sports Investments, LLC

President and CEO

Michael McGirr

Signature:________________________ Date______________

Randy Newsom

Signature:________________________ Date______________

Witness

APPENDIX B

I. Consumer Survey Results and Questionnaire

Online Survey

		InvestInAthletes %	Age	Sex1=Male	Educ	Single	Married	Divorced	Children	Income
Cluster 1 (Fantasy Junkies)	N	13	13	13	13	13	13	13	13	13
	Mean	**0.0265**	**29.19**	**1.00**	**16.62**	**0.69**	**0.31**	**0.00**	**0.31**	**126,153.85**
	Std D	0.02593	4.859	0.000	1.193	0.480	0.480	0.000	0.751	81,398.041
Cluster 2 (GM-Wannabe's)	N	27	27	27	27	27	27	27	27	27
	Mean	**0.0441**	**29.52**	**1.00**	**16.48**	**0.67**	**0.30**	**0.04**	**0.33**	**122,777.78**
	Std D	0.05240	6.462	0.000	1.221	0.480	0.465	0.192	0.784	75,362.372
Cluster 3	N	12	12	12	12	12	12	12	12	12
	Mean	**0.0404**	31.67	**1.00**	**16.75**	**0.42**	**0.58**	**0.00**	**1.00**	**99,166.67**
	Std D	0.05817	8.802	0.000	1.138	0.515	0.515	0.000	1.279	65,707.110
	N	52	52	52	52	52	52	52	52	52
	Mean	0.0388	29.93	1.00	16.58	0.62	0.37	0.02	0.48	118,173.08
	Std D	0.04839	6.670	0.000	1.177	0.491	0.486	0.139	0.939	74,148.955

	Stake/ Connected	Good GM, Prediction	Understand Sports	Enjoy Using Knowledge	Spend Lots of Time	Enjoy Camaraderie	Predict/ Clutch	Pick Emotionally, Same Team	In touch w/ Friends	Invest Online	Own Cards	Avid Fantasy Players
	REGR factor score 1 for analysis 1	REGR factor score 2 for analysis 1	REGR factor score 3 for analysis 1	REGR factor score 4 for analysis 1	REGR factor score 5 for analysis 1	REGR factor score 6 for analysis 1	REGR factor score 7 for analysis 1	REGR factor score 8 for analysis 1	REGR factor score 9 for analysis 1	REGR factor score 10 for analysis 1		REGR factor score 12 for analysis 1
Cluster 1 (Fantasy Junkies)	13	13	13	13	13	13	13	13	13	13	13	13
	0.2786450	**-0.6296250**	**-0.3987414**	**0.1547273**	**0.6658647**	**0.0612929**	**0.0380298**	**0.3046043**	**-0.0394461**	**0.3843907**	**-0.6121913**	**0.6047918**
	0.63715649	1.04206385	1.02518307	1.16445033	1.65528769	0.92454538	1.17591607	0.70262005	0.70575855	1.07090377	0.73329031	0.68847763
Cluster 2 (GM-Wannabe's)	27	27	27	27	27	27	27	27	27	27	27	27
	0.2323499	**0.4434249**	**0.2718584**	**-0.0936249**	**-0.2607454**	**0.1592286**	**0.0350760**	**0.0528786**	**-0.2544531**	**-0.0278239**	**0.3854792**	**0.0167856**
	0.95557980	0.67789651	0.93217115	1.09944289	0.48487565	0.88162625	0.90101086	0.98045860	1.09129273	1.00893018	0.87959578	0.87391753
Cluster 3	12	12	12	12	12	12	12	12	12	12	12	12
	-0.8246526	**-0.3156122**	**-0.1797114**	**0.0430347**	**-0.1346762**	**-0.4246651**	**-0.1201201**	**-0.4489649**	**0.6152527**	**-0.3538194**	**-0.2041210**	**-0.6929588**
	1.03393818	1.14269681	1.01558323	0.49821514	0.61720336	1.26621224	1.09021081	1.22034294	0.83927090	0.81617440	1.16959090	1.16502023

Fantasy Sports Survey

Exit this survey >>

1. Fantasy Sports Survey

Please take the time to answer some quick questions about fanasty sports

*** 1. Do you play Fantasy Sports?**

1) Yes	2) No

*** 2. How many Fantasy Sports leagues do you plan on participating in this year? (including all sports)**

0	1	2	3	4	5	6	7+

3. How much time on average per week do you spend on fantasy sports: learning about players, trading players, talking about players, or thinking about your team?

- 0 Hours
- 1-2 Hours
- 2-3 Hours
- 3-5 Hours
- 5-10 Hours
- 10-15 Hours
- 15-20 Hours
- 20+ Hours

4. On average how much money do you spend on each fantasy sports league you play in?

- $0
- $1-5
- $5-10
- $10-50
- $50-100
- $100-200
- $200-500
- $500+

5. Of the people that play in your league, how many are?

	0	1-2	3-4	5-6	6+
Friends					
Acquaintences					
Family					
Co-workers					
Strangers					

6. Who do you prefer to play fantasy sports with? (check all that apply)

Friends	Acquaintences	Family	Co-workers	Strangers

Next >>

Please rate the following statements

7. I enjoy the competition among other members in the league

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

8. I enjoy trash talking with other members in the league

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

9. I enjoy the involvement that the league creates in terms of following games and specific players.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

10. I enjoy putting my sports knowledge to use

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

11. I enjoy the ability to create my own team.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

12. I play fantasy sports to make money.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

13. I enjoy fantasy sport because it is an easy way to keep in touch with my friends

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

14. Playing fantasy sports make me feel more connected to the players.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

15. I enjoy sports more because I play in fantasy leagues

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

16. Playing Fantasy Sports Makes me feel liked I have a stake in specific players

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

17. Playing Fantasy Sports Makes me feel like I have a stake in specific teams

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

18. Playing Fantasy Sports makes me feel like I have a stake in specific games

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

19. Playing fantasy sports makes me feel like I have a stake in specific players, teams, and games.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

20. I tend to pick favorite players for all of my teams - sometimes even from one year to the next - who I know will outperform expectations.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

21. I sometimes pick players based on an emotional connection (for example: I usually have a bunch of players from my hometown team on my fantasy teams)

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

22. I would like to have more personal interaction with games and or professional athletes if possible

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

23. If a lot of money were on the line, I think that I could outperform my friends, co workers, and strangers in picking a fantasy team.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

24. On average, I believe that the people who win fantasy sports leagues have a better understanding of sports than others.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

25. How often do you trade your fantasy sports players per week?

0-1	2-5	5-10	10-15	15+

26. I am good at judging athletic talent.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

27. I am better than others at predicting the future success of professional athletes because I follow sports more closely.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

28. I am better than others at predicting the future success of professional athletes because I understand sports better than most people.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

29. I am better than others at predicting the future success of professional athletes because I notice qualities and trend when other people don't.

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

30. I can tell when player will be clutch or not

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

31. I have an expert knowledge of professional sports and athletes

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

32. If I were able to invest in professional athletes the way a General Manager does, it would increase my feeling of involvement in sports

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

33. I think that I would make a good general manager

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

34. I think I would be as good or better of a general manager than the GM of my favorite sports team

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

35. **I think I would be a better general manager than my friends**

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

36. **Do you currently own sports cards or baseball cards?**

Yes	No

37. **When was the last time you bought, sold, or traded sports cards?**

Never	Long Time ago	Within past 10 years	Within past 5 years	Within past year	Within past month	This week

38. **If I watch a player closely I can predict whether or not that athlete will have future success.**

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

39. **If I watch a player closely I can predict, better than my friends, whether or not that athlete will have future success.**

1 - Strongly Disagree	2	3	4 - Neutral	5	6	7 - Strongly Agree

40. **Do you invest in stocks, bonds, or other investments online?**

Yes	No

41. **How often do you check your online brokerage account?**

N/A	Yearly	Quartly	Monthly	Weekly	Daily	Multiple Times A Day

42. **How much time do you spend thinking, learning, and investing in stocks per week?**

- 0 Hours
- 1-2 Hours
- 2-3 Hours
- 3-5 Hours
- 5-10 Hours

43. If given the opportunity, how much of your investable or disposable income would you invest in professional athletes?

0%	1-3%	3-5%	5-7%	7-10%	10%-20%	20%+

44. Where would you more likely take that money from? Stocks, bonds, and other investments, the money you are currently spending on fantasy sports, or your everyday spending money?

From My investments	From the money I am spending on Fantasy Sports	From my everyday spending money

45. Investing in professional athletes would be more exciting than playing fantasy sports? Why or Why not?

46. Would you like to receive more information on how it is possible to invest in professional athletes?

YES	NO

47. If you answered yes to the previous question please provide us with your email address.

APPENDIX C

This Exclusivity and Confidentiality Agreement dated this ________ day of ____________, 2008 between:

______________________________(Recipient)

AND

Real Sports Investments, LLC (Provider)

NOW THEREFORE, in consideration of the provider disclosing confidential information to the recipient in addition to other valuable consideration, the receipt and sufficiency of which consideration is acknowledged hereafter, the parties to this agreement agree to as follows:

1) **Disclosure**: Provider agrees to provide, and recipient agrees to receive the Confidential Information.

2) **Confidentiality and Exclusivity**:

2.1 In connection with the permitted purpose of this agreement, recipient will receive certain information from provider that will be considered private and confidential.

2.2 In accordance with this agreement, provider agrees to provide recipient with confidential information pertaining to the recipient's valuation and future options in accordance with services offered through Real Sports Investments, LLC.

2.3 In accordance with this agreement, recipient agrees to share present and future information regarding recipient's professional baseball career, and allow only Real Sports Investments, LLC to officially evaluate, offer services, and sell future and potential Major League Baseball salary earnings for private investment.

2.4 All information and materials, written and oral, provided to recipient by provider will be decided to be confidential and exclusive as per this agreement regardless of whether information was disclosed before or after the date of this agreement or how it was provided to recipient.

2.5 Provider agrees to keep confidential any information provided by recipient concerning future contracts with provider until future contracts are agreed upon.

3) **Limits on Confidential Information**:

3.1 If provider does not submit an official offer to recipient to provide services concerning future Major League Baseball salary earnings within a period of three years from calendar date of this agreement, recipient is bound by this confidentiality agreement but free to release future information from future date to entities other than Real Sports Investment, LLC.

4) **Non Compete Agreement**:

4.1 Recipient agrees to terms set forth in this agreement which contain but are not limited to full confidentiality on information provided by provider to recipient, full non-competition clause with provider as pertaining to any company offering similar or same services of provider, and full exclusivity with Provider concerning services offered by provider.

4.2 Provider: agrees to terms set forth in this Agreement which contain but are not limited to full confidentiality on information provided by recipient to provider that cannot be accessed by provider by any other means until future contracts are agreed upon, fair offering of services within the reasonable time limit of three years as stated in agreement, and notice of any changes of status with recipient in regards to provider within said reasonable time limit.

In Accordance with these terms and conditions, the undersigned are in Agreement:

______________________________ (Recipient)
___________________ (Date)

______________________________ (Provider)
___________________ (Date)

APPENDIX D

Income Statement

REAL SPORTS INVESTMENTS (RSI)	6:47 PM
Profit & Loss	02/16/2008
February 1 - 16, 2008	Accrual Basis
	Feb 1 - 16, 08
Net Income	0.00

Balance Sheet

REAL SPORTS INVESTMENTS (RSI)	6:48 PM
Balance Sheet	02/16/2008
As of February 16, 2008	Accrual Basis
	Feb 16, 08
ASSETS	
Other Assets	
Randy Newsom Contract	50,000.00
Total Other Assets	50,000.00
TOTAL ASSETS	**50,000.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Prof Athlete Contract Payable	50,000.00
Total Accounts Payable	50,000.00
Total Current Liabilities	50,000.00
Total Liabilities	50,000.00
TOTAL LIABILITIES & EQUITY	**50,000.00**

Statement of Cash Flows

REAL SPORTS INVESTMENTS (RSI)	6:50 PM
Statement of Cash Flows	02/16/2008
June 1, 2007 through February 16, 2008	
	Jun 1, '07 - Feb 16, 08
OPERATING ACTIVITIES	
Adjustments to reconcile Net Income to net cash provided by operations:	
Prof Athlete Contract Payable	50,000.00
Net cash provided by Operating Activities	50,000.00
INVESTING ACTIVITIES	
Randy Newsom Contract	-50,000.00
Net cash provided by Investing Activities	-50,000.00
Net cash increase for period	0.00
Cash at end of period	**0.00**

APPENDIX E

Definitions:

Member: Any person that agrees to the guidelines set forth in this document. A person is considered a member if they accept the terms and conditions set forth in this document. Acceptance occurs when a member chooses "yes" on the member sign-up page located on http://realsportsinvestments.com/Sign_Up.html. When a person selects the "yes" option on the member sign up page, they become a member of Real Sports Investments, LLC and must abide by the following terms and conditions.

Buyer: Investor and or customer. All buyers must be Members.

Owner: An owner is a member who purchases 1 or more shares of an RSI's athlete.

Share: A share is considered a tradable entity only at realsportscards.com or realsportsinvestments.com. A share is not considered a security. A share does not fall under the protection of the Securities Act of 1933, and therefore the future cash flows associated with this share do not have the protection of that act. Shares are sold in private offerings only. Shares will not be sold to the public, only members of this private website. Shares can only be traded online at realsportscard.com or realsportsinvestments.com. Shares can only be traded by members. A share gives the owner of that share, a claim to a percentage of the future major league earnings of a particular athlete. A share will be clearly labeled as to which athlete's earnings it has a claim against as well as what percentage claim it has against the future major league earnings of that particular athlete. The number of shares that an athlete wishes to sell will vary depending on that athlete's desire to sell shares. The percentage claim of 1 share will vary by athlete.

Seller: Real Sports Investments, LLC or RSI is the "seller"

Future Major League Earnings: the good and or service that is going to be sold by the seller and purchased by the buyer. Future major league earnings are considered consideration with regards to this contract. Future major league earnings are here by defined as all money that is paid to a professional athlete by a major league team while that athlete is in the highest league and or level of their respective sport. Those leagues are defined as: Major League Baseball (MLB), National Basketball Association (NBA), National Football League (NFL), National Hockey League (NHL), Professional Golfers Association (PGA), and National Association of Stock Car Auto Racing (NASCAR).

Contract Terms and Conditions:

By selecting "yes" on the member sign-up page of realsportscards.com or realsportsinvestments.com website, you are agreeing to become a member of Real Sports Investments, LLC and agree to all the terms and conditions set forth in this agreement.

Only members will be allowed to purchase the future earnings of professional athletes.

Only members will be allowed to trade shares of their athlete's future earnings, and only members are allowed to trade their shares via the Real Sports Investments trading platform located online at realsportsinvestements.com and realsportscards.com.

By selecting "yes" on the member sign-up page, the member understands and agrees that this agreement is a legally binding contract.

By selecting "yes" on the member sign-up page, the member understands and agrees that they are in a contract with Real Sport Investments, LLC and only Real Sports Investments, LLC. The member my not claim the earnings of a professional athlete directly. The members are only entitled to payment by Real Sports Investments, LLC. Real Sports Investments, LLC will be engaged in contracts with professional athletes. When Real Sports Investments, LLC receives cash from its contracts with professional athletes, RSI will then allocate that cash to the owner and or owners of that athlete's shares. Real Sports Investment, LLC will be the necessary intermediary between the owners of these shares and the professional athletes to which with these shares are associated.

1. Seller sells to buyer; and buyer purchases from seller. The buyer will purchase shares from the seller on realsportscard.com and realsportsinvestments.com. The buyer agrees to the prices set forth on these websites. The prices are non negotiable. The website will clearly state what percentage claim 1 share has on the future major league earnings of the professional athlete to which these shares are associated. The seller will receive consideration in the form of a share certificate. The certificate will clearly define how many shares are owned, what athlete they lay claim to, and what percentage claim they have on the athlete.

2. Buyer agrees to pay the seller for shares. Buyer will pay the seller the price per share for all shares as noted on the website at the time of purchase. The buyer will also pay the seller an additional 15% of the total share purchase price as a player valuation and share allocation fee. The buyer will also pay the seller 2.9% of the total share purchase price + player valuation and share allocation fee as an online processing fee.

3. Delivery of earnings and payment of purchase price.

    a. The Buyer agrees to either pay online at realsportsinvestments.com or realsportscards.com via credit card, or agrees to mail a check (pay to the order of Real Sports Investments, LLC) in the agreed upon amount, as noted by the website, to the following address:

Real Sports Investments
Attn: Investor Relations Department
929 Portland Avenue South
Suite #2103
Minneapolis, MN 55404

4. If payment is not received by the seller within 10 business days after notice of the purchase, then this contract can be voided by the seller at any point after those 10 business days.

5. Real Sports Investments LLC, is engaged in contracts with all of the professional athletes you will see on the websites: realsportscards.com or realsportsinvestments.com. RSI athletes will pay RSI an agreed upon amount equating to a percentage of the athlete's future net major league earnings. When the athlete receives payment, RSI will receive payment. At that point, RSI will then pay the owners of that particular athlete's shares. The owners will receive payment in the form of an increase to their RSI member's account, or in the form of a check. Members agree and understand that this payment is considered taxable income, and will be taxed at the appropriate level for each individual owner. Owners understand and agree that they will receive gross payment in the form of gross dollars. Taxes will be taken out through federal tax withholdings, and it is up to the owner to understand their own tax situation as it applies to them. Owners also understand that capital gains taxes will apply to any shares that they sell for a higher price than they paid. Owners are responsible for documenting and paying their own capital gains tax.

6. If any members agree to purchase shares of any athlete, this contract is valid indefinitely.

7. If a player quits or retires within 2 years of signing an agreement with Real Sports Investments, LLC, then that player must repay Real Sports Investments, LLC the lump sum (less taxes paid by seller) of money that he received from engaging in that particular contract. The athlete will also have to pay interests on the money that he received from RSI. Interest will be calculated using Treasury-Inflation Protected Securities (TIPS) as the appropriate rate. If the player quits within two years of receiving money from RSI, then that player's repayment amount will accumulate interest during that time period. If the player quits or retires within 2 years, Real Sports Investments will pay back the owners of the shares of the professional athlete who broke his agreement or contract with RSI after RSI receives payment from the athlete in violation of his contract with RSI. When RSI receives re-payment from the athlete, RSI will then re-pay the current owners the amount that was initially invested in the athlete by the percent that they own plus interest. Buyers will not be re-paid for any valuation services, share allocation fees, transaction costs, trading fees, or purchasing and processing fees.

8. In the event that an athlete fails to pay, quits or retires within 2 years, RSI is committed to recovering the amount owed by the player that breaks his contact. RSI will take legal action against that player for payment and damages if necessary. Any owners of shares of that player are forbidden to take legal action against any athlete for failure to pay RSI. By becoming a member of RSI, you understand that you are foregoing your right to take legal action against any athlete for failure to pay RSI. By agreeing to this contract, members agree to the fact that RSI will act in their behalf because receiving payment from athletes who do make the major leagues is in both the member's best interest as well as RSI's best interest. Buyers will not be re-paid for any valuation service fees, share allocation fees, transaction cost fees, trading fees, or purchasing and processing fees.

9. RSI athletes are permitted to keep the money that they receive from RSI if they are released by their employer or if are forced to retire due to injuries after submitting notice of retirement and providing reasonable documented proof to RSI. Documented proof is required in the form of a copy of the termination letter from athlete's former employer or a licensed doctor who has knowledge of the athlete's injury history or other document as agreed to by RSI. RSI reserves the right to investigate such claims before they release the athlete from his contractual liability. If a player leaves baseball for either of these reasons within the two year time period after they receive payment from RSI and all conditions set forth above are met and accepted by RSI, the athlete will not have to repay RSI and investors will not receive payment. Buyers realize and assume these risks at the point of purchase. Buyers will not be re-paid for any valuation service fees, share allocation fees, transaction cost fees, trading fees, or purchasing and processing fees.

10. If an RSI athlete is banned from playing in his respective major leagues for any reason including the illegal use of performance enhancing drugs, that athlete will repay RSI. Repayment will be the entire lump sum (less taxes paid by the athlete) that the player in violation received at the time he signed his contract. Interest will be calculated at the TIPS rate for the time period that he had possession of the money, and will be paid to RSI along with the principal. After receiving payment, RSI will allocate the money to the current owners of shares that have a claim against the player in violation. Buyers will not be re-paid for any valuation service fees, share allocation fees, transaction cost fees, trading fees, or purchasing and processing fees.

11. Member agrees not to take legal action against RSI in the event a player fails to pay. Member will agree and abide by these rules in order to purchase any shares from RSI. Member agrees to have grievances against RSI solved by an arbitrator selected by RSI.

12. Buyer understands that the athlete can void his contract with RSI if it prohibits or limits his ability to play in the Major Leagues. If Major League Baseball or the Major League Players Union, or any other group or entity, prohibits the athlete,

who is engaged in a contract with RSI, from entering into the Major Leagues because of his agreement with RSI, then the athlete can choice to void his contract with RSI. In this event, the athlete then agrees to repay Real Sports Investments LLC the entire lump sum of money that he received from engaging in contract with RSI. The lump sum will be the original amount of money that the athlete received less any taxes paid by the athlete. The athlete will have already paid taxes on money received from RSI due to the fact that the money the athlete receives is viewed as taxable income. RSI and buyers understand that they will not be able to reclaim any money that the athlete paid in taxes. In addition, the athlete will pay RSI interest on the lump sum received in the event the athlete wants to void the contract. Interest will be calculated using Treasury-Inflation Protected Securities (TIPS) as the appropriate rate. The time period will be congruent with the time the athlete had possession of the money. If the player quits within two years of receiving money from RSI, then that player's repayment amount will accumulate interest during that time period. When RSI receives re-payment from the athlete, RSI will then re-pay the current owners the amount received and allocated that amount to current owners of shares by the percent that they own plus interest. Buyers will not be re-paid for any valuation service fees, share allocation fees, transaction cost fees, trading fees, or purchasing and processing fees.

13. Successors and assigns. This contract is valid no matter who the owner is. This contract will transfer along with the ownership of any and all shares sold by RSI. Any person who agrees to buy or sell shares of a future athlete originally sold by RSI agrees to this contract in its entirety or ownership will not be transferred.

14. When this contract is signed by both the buyer and the seller, then there is an offer and an acceptance. When signed, this contract is valid. This contract is considered signed and valid when the buyer clicks "yes" I accept the terms and conditions on either realsportscards.com or realsportsinvestments.com. This contract is also considered valid when a buyer fills out the "buy share" form, signs it, and mails it to Real Sports Investments, LLC.

15. The consideration in this contract will be cash paid to the seller and the promise to pay to the buyer.

16. When buyer clicks "yes" I accept the terms and conditions on realsportscards.com or realsportsinvestments.com, buyer is agreeing that they are at least 18 years of age. By clicking "yes", buyer is validating that he or she is at least 18 years of age. Nobody under that age of 18 will be allowed to purchase shares of any of our athletes.

17. Buyer understands that if an RSI athlete never makes the major leagues, then the buyer will not receive any payments. Buyer understands the risk and reward relationship associated with all shares the buyer purchases. Buyers will not be re-paid for any valuation service fees, share allocation fees, transaction cost fees, trading fees, or purchasing and processing fees.

18. By signing this contract the buyer agrees that they will not be able to purchase more than 5% of any one player's total shares. RSI does not want any one person or entity to own too much of any one player.

19. Members agree that purchasing shares in a player is in no way considered a public offering as defined by the Securities Exchange Commission (SEC). Members understand and agree that purchasing shares of an RSI athlete is a private offering only available to RSI members who agree to these terms and conditions.

20. By signing this contract, the buyer and seller understand that the consideration paid and exchanged is not a gift.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date when the member agreed to this contract by selecting "yes" on the member sign-up page.

Signature: Michael McGirr Date 12/15/07

Real Sports Investments, LLC

President and CEO

Michael McGirr

END